UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    TVA, INC.
           ----------------------------------------------------------
                 (Name of small business issuer in its charter)

                NEVADA                                 68-0515314
-----------------------------------------  ------------------------------------
     (State  or  jurisdiction  of          (I.R.S. Employer Identification No.)
   incorporation  or  organization)

         111 GREAT NECK ROAD, SUITE 413, GREAT NECK, NEW YORK      11021
--------------------------------------------------------------------------------
     (Address  of  principal  executive offices)               (Zip Code)


Issuer's  telephone  number,   (516)     829     -  6305
                             -----------------------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

___________________________________________________________________________



Securities  to  be  registered  under  12(g)  of  the  Act:

     Title  of  each  class  Name  of  each  exchange  on  which
to  be  so  registered   each  class  is  to  be  registered


     Common  Shares          par  value  $.0001           OTC:BB
___________________________________________________________________________

     (Title  of  Class)

___________________________________________________________________________

     (Title  of  Class)




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                    TVA, INC.

                                TABLE OF CONTENTS

Business                                                            3

Management  Discussion  &  Analysis  or  Plan  of  Operation        7

Principal  Shareholders                                             8

Management                                                          9

Certain  Transactions                                              13

Description  of  Securities                                        15

Market  Price  of  and  Dividends  on
Registrant's  Common  Equity  and  Related  Shareholder  Matters   15

Dividend  Policy                                                   16

Stock  Transfer  Agent                                             16

Legal  Matters                                                     16

Index  to  Financial  Statements                                  F-1

BUSINESS  OVERVIEW

     TVA, Inc. ("TVA") is a Nevada holding corporation with definite plans to acquire an array of independently owned and operated Learning Day Schools, Specialized Education Centers, and Selective Academies for Advanced Teaching.

     The current principal vehicle for TVA growth is the targeting and acquisition of established schools located in population dense areas which are presently undervalued and therefore yield exceptional potential for growth in cash flow and thereby the value of related assets. TVA has embraced the concept of acquiring the real estate as well as the school business housed therein; school buildings that easily allow for the cost efficient expansion of classroom space defines the most important characteristic TVA determines for growth in asset value and incremental profit per student. Niche markets catering to pre-school children with special needs who typically pay at least twice the established tuition fee (by public tuition fee vouchers) in any given market is a key TVA strategy in dramatically improving the bottom line within the first year after purchase for any Learning Day School it acquires. Operating cost increases are minimized by the retention of the existing staff and effectively managing the present resources needed to properly run the school. Moreover, TVA immediately institutes a strategic admissions policy shift emphasizing normal students who possess public tuition vouchers. These children are economically challenged, in foster care, or come from homes with special social service classifications -- in essence doubling the tuition income per student. This model consistently produces geometric growth for the net margin within the TVA system year after year given the flexibility of increased classroom space accommodating more students either by efficiently expanding the space in any TVA owned and operated school building or by acquiring an additional school building property altogether.

ACQUISITION  PLAN

     Among the first in a series of acquisitions is a Learning Day School located in Woodside section of New York City. Demographically this area is highly dense in terms of population; pronounced in ethnic diversity; and has a

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robust niche market comprising the student base TVA is targeting. Within one (1)
year from acquisition TVA expects to double the net profit of schools such as this by aggressively admitting public voucher children who will be paying at least a 100% higher rate of tuition than the established prevailing market rate.

OVERALL  INDUSTRY  VIEW

     It must be noted that Woodside, like most of New York City, has more public voucher children seeking a classroom slot than any individual school admission availability within the same service area. In fact it is typical for the average school to have an admissions waiting list comprising fifty (50) to one hundred
(100) children throughout the academic year. The typical Leaming Day School draws its students from within a five (5) mile radius of that same school's location. Considering that TVA expects to easily recruit and enroll at least sixty-five (65) public voucher children during the first three (3) months of the post acquisition year it is clear that competition from other schools is not a factor of concern given that the exisiting pool of public voucher children greatly exceeds available classroom space for all established licensed Learning Day Schools combined within the same five mile radius.

PRIMARY  MARKET

     Another great feature of this Woodside school location which more than facilitates recruiting and enrollment is its close proximity (within walking distance of a few blocks) to tens of hundreds of private homes as well as several large apartment complexes housing at least two thousand (2,000) families with eligible public voucher children. This avails a natural ready made primary market for this school which already enjoys a steady stream of walk-in applicants from an overflow of families living nearby who appreciate this school's convenient location. It is this primary market that gives TVA that extra edge of absolute confidence in easily meeting and exceeding its recruitment and enrollment goals for this Woodside school simply from walk-in applicants alone -- before any advertising efforts in the general market in the greater surrounding area.

GENERAL  MARKET

     As an extra measure of acquisition confidence for the Woodside school TVA is targeting, there is, within a five (5) mile radius, a general market of more than one hundred thousand (100,000) families with young children from which to

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draw  students  --  half of which qualify for public vouchers. The licensed full enrollment capacity of this particular school is one hundred sixty-five (165) students which is categorized as a large Leaming Day School. While the primary market delineated hereinabove will easily meet TVA enrollment goals this general market provides a vast back-up recruiting pool even enabling a selective admissions policy. As the school voucher market further entrenches itself within the demand curve of more families, TVA more than anticpates that its student waiting lists will at least double while at least seventy-five percent (75%) of the enrollment at any TVA school in New York City will be public voucher children.

INVESTMENT  COMPANY  ACT  AND  OTHER  REGULATION

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

     An acquisition made by the Company is expected to be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

     We expect to encounter substantial competition in our efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities.

ADMINISTRATIVE  OFFICES

     We currently maintain a mailing address at 111 Great Neck Road, Suite 413, Great Neck, New York 11021 which is the office address of our General Counsel. The Company's telephone number there is (516) 829-6305. Other than this mailing address, we do not currently maintain any other office facilities, and do not anticipate the need for maintaining office facilities at any time in the foreseeable future. We pay no rent or other fees for the use of this mailing address.

EMPLOYEES

     We are a development stage company and currently have no employees. Our management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

             MANAGEMENT DISCUSSION OF ANALYSIS OF CONDITION OR PLAN OF
                                    OPERATIONS

Liquidity  and  Capital  Resources
----------------------------------

     We remain in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net proceeds in the amount of $5,000 from its inside capitalization funds.

     We will carry out its plan of business as discussed above. We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results  of  Operations
-----------------------

     We have engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of our securities under the Securities Exchange Act of 1934, as amended. No revenues were received by us since our formation.

     For the current fiscal year, we anticipate incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. We anticipate that until a business combination is completed with an acquisition candidate, we will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need  for  Additional  Financing
--------------------------------

     We believes that our existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event we are able to complete a business combination during this period, we anticipate that our existing capital will be sufficient to allow us to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow us to complete a business combination, and once a business combination is completed, our needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow us to cover our expenses.

     Irrespective of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

Forward-looking  Information
----------------------------

     Certain statements in this document are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 16, 2001, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares authorized is 100,000,000 shares of Common Stock, each of which is $.0001 per share par value. Out of a total of 30,000,000 shares of Common Stock which have been issued and are outstanding, the principal shareholders own 30,000,000 shares of Common Stock as follows:

                                     Shares  Beneficially  Owned
                                        Number     Percent
                                       -------     -------

     Alice  Hill(1)                  20,000,000     66.7%
     118-78  Riverton  Street
     St.  Albans,  New  York  11412

     Howard  R.  Birnbach             5,000,000     16.7%
     111  Great  Neck  Road
     Great  Neck,  N.Y.  10021

     Steve  Jensen                    5,000,000     16.7%
     2101  Pond  Avenue
     Ronkonkoma,  N.Y.11779


(1)Directors  and/or  Officers
  Directors and officers as a group   20,000,000 shares

                                    MANAGEMENT

     There are currently two (2) occupied seats on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                             DATE SERVICE
     NAME             AGE        OFFICE       COMMENCED
---------            -----     ---------     -----------

Alice  Hill             76     President/CFO  July,  2002

Arlene  Phipps*         48     Director       July,  2002

Andrea  Richardson*     52     Director       July,  2002

*  Indicates  Board  Member

     All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

     The Officers and Directors and General Counsel of the Company are set forth below.

     ALICE  HILL
     President  and  CFO

     Alice Hill has been an advocate for education for over forty (40) years. She has been a resident of New York City for more than fifty (50) years. She brings a solid vision to today's educational environment.

     ARLENE  PHIPPS
     Director

     Arlene Phipps is presently a licensed Child Care Provider with more than twenty (20) years experience in program management, social services, and community development. She brings an innovative style to any initiative in which she is involved fostered by the many years of dynamic change and challenges in her area of expertise. Arlene thoroughly understands the nuances of inner city neighborhood institutions and how they relate the community at large and vice versa. She has a prolific background in family services with a specialty towards single parent headed households with multiple children. Arlene is an excellent source of advice on curriculum formulation aimed at maximizing student performance at all age levels from toddler to adolescent. She has keen insight into teacher performance in terms of student/family relations and the accomplishment of established school learning goals and objectives. Arlene is a long-time advocate of schools that stress discipline as well as a superior teaching and learning environment. She strongly believes that formal learning should never cease and accordingly has maintained an ongoing relationship with the college of New Rochelle where she augments her already vast sea of knowledge and experience with fresh courses covering contemporary issues in the fields of education and the community sciences.

     ANDREA  RICHARDSON
     Director

     Andrea Richardson has twenty (20) years experience in top tier management of sprawling inner city housing complexes in which thousands of families reside at any given time. These same housing complexes are so large that they are noteworthy for the several child care centers, elementary school auxiliary programs, adolescent support systems, as well as a extensive selection of family services all located within the same housing complex. Andrea was the senior manager of one of these huge housing complexes for several years and was recently celebrated as employee of the year and promoted to an executive administration position within the higher echlons of the New York City Housing Authority. Thus Andrea affords a superb experiential quality to the task of macroanalysis of emerging trends in the specialized market of families with children who are eligible for public support. She is adept at all of the critical and subtle issues that drive children encountering all phases of learning in either public or privately sponsored schools Andrea brings significant expertise in the area of comparative urban sociology which will prove to be of profound importance in the endeavor to manage multiple schools across an extended geographical region. Andrea is a graduate of the city University of New York, Cum Laude, and is a powerful proponent for developing highly skilled and talented people emanating from the early childhood years of which she is a stellar example.

     HOWARD  R.  BIRNBACH
     General  Counsel

     Howard R. Birnbach, is a well respected attorney in Great Neck He graduated from the University of Pennsylvania magna cum laude and later received a Juris Doctor and Masters of Public Administration from Syracuse University. He once served as an Assistant District Attorney and is presently General Counsel to the North Shore Multiple Listing Service, Inc.

EXECUTIVE  COMPENSATION

     No officer or director has received any compensation. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

     The Company has employed the law firm of Miles Garnett, Esq. for providing legal services in connection with registration of the Company's shares. It may also employ the same law firm to provide legal services in connection with the acquisition of a business. Mr. Garnett if employed, would be paid his normal hourly rate for legal services provided.

DIRECTOR  COMPENSATION

     Our  directors  receive  no  compensation  for their services as directors.

DIRECTORS  AND  OFFICERS  INSURANCE

     We are exploring the possibility of obtaining directors and officers("D & O") liability insurance. There is no assurance that we will be able to obtain such insurance.

CONFLICTS  OF  INTEREST

     None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     Company management intends to actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Members of management acquired their shares for services rendered at a price of $0.0001 per share, and the total purchase price for all presently issued and outstanding shares, was three thousand dollars ($3,000.00), which was paid in cash. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by members of Company management which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.
                            CERTAIN TRANSACTIONS

     No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise. Although this situation could arise.

     The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

     It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

     The Company maintains a mailing address at the residence of its General Counsel, for which it pays no rent, and for which it does not anticipate paying rent in the future. The Company anticipates that following the consummation of a business combination with an acquisition candidate, the Company's office will be moved, but cannot predict future office or facility arrangements with officers, directors or affiliates of the Company.

     Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

                          DESCRIPTION OF SECURITIES

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.0001 per share. As of July 20, 2002 there are 30,000,000 shares of Common Stock outstanding. The number of shareholders as of July 20, 2002 is three. As yet we have no market maker, the stock is unlisted and no market price has been set on the stock.

COMMON  STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and nonassessable.

LIQUIDATION  RIGHTS

     In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.


                              STOCK TRANSFER AGENT

     Our transfer agent and registrar of the Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572, Tel.
(908)  497-2300.

                                 LEGAL MATTERS

     There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

                                     PART II

INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

     At present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.


RECENT  SALES  OF  UNREGISTERED  SECURITIES.

Since  June  18,  2002

(the  date  of  the  Company's  formation),

The Company has sold its common stock to the persons listed in the table below in transactions summarized as follows:

NAME                   PRICE     DATE  OF  SALE        SHARES         AGGREGATE
                       PER                                             PURCHASE
                      SHARE                                               PRICE
--------------------------------------------------------------------------------
Alice  Hill           0.0001      06/18/02           20,000,000           $2,000
Howard  R.  Birnbach  0.0001      06/18/02            5,000,000           $500
Steve  Jensen         0.0001      06/18/02            5,000,000           $500

Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

                                 ITEM - EXHIBITS

                                Index to Exhibits

     EXHIBITS
 SEC  REFERENCE       TITLE  OF  DOCUMENT         LOCATION
     NUMBER

     3.1     Certificate  of  Incorporation     This  Filing  Page

     3.2     Amended  Certificate  of           This  Filing  Page
             Incorporation

     3.3     Bylaws                             This  Filing  Page

     11.1    Statement  re:  Computation        This  Filing  Page
             of  per  share  earnings

                                   SIGNATURES

     In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     (Registrant)     TVA,  INC.
                      ----------


     October  5 ,  2002               /s/  Alice  Hill
Date  ______________________  By  --------------------------------------
                                      Alice  Hill,  President  and
                                      Chief  Financial  Officer


     October  5 ,  2002               /s/  Arlene  Phipps
Date  ______________________  By  ---------------------------------------
                                      Arlene  Phipps
                                      Director


     October  5 ,  2002               /s/  Andrea  Richardson
Date  ______________________  By  ---------------------------------------
                                      Andrea  Richardson
                                      Director

                                    TVA, INC.


                          (a development stage entity)

                              FINANCIAL STATEMENTS
                                      AND
                          INDEPENDENT AUDITOR'S REPORT

                              Period from Inception
                                 (June 18, 2002
                             through July 31, 2002)

                   INDEX TO FINANCIAL STATEMENTS

Report  of  Independent  Certified  Public  Accountants . . . . . . F-2

Balance  Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . .F-3

Statements  of  Operations . . . . . . . . . . . . . . . . . . . . .F-4

Statements  of  Shareholders'  Equity . . . . . . . . . . . . . . . F-5

Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . . . . F-6

Notes  to  Financial  Statements . . . . . . . . . . . . . . . . . .F-7

JOSEPH  A.  ROSSELLO,  CPA
--------------------------------------------------------------------------------
Certified  Public  Accountant                             232  West  End  Avenue
                                                  Massapequa,  New  York,  11758
                                                      Phone/Fax  (516)  541-5428

To  the  Board  of  Directors  and  Stockholders'
TVA,  INC.

I have audited the accompanying balance sheet of TVA, Inc. (a development stage company) as of July 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from June 18, 2002 (date of inception) to July 31, 2002. These financial statements are the responsibility of the Company's management My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA, Inc. (a development stage entity) as of July 31, 2002 and the results of operations and its cash flows for the period from June 18, 2002 (date of inception) to July 31, 2002 In conformity with generally accepted accounting principles.



Joseph Rossello CPA
Massapequa, New  York
August 23, 2002

                                    TVA, INC.
                                  BALANCE SHEET
                                  JULY 31, 2002

                                     ASSETS
                                     ------

CURRENT  ASSETS:
     Cash                                                       $    3,000
                                                                ----------

          Total  Current  Assets                                $    3,000
                                                                ----------

          TOTAL  ASSETS                                         $    3,000
                                                                ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


CURRENT  LIABILITIES:
     Accrued  expenses                                          $    2,150
     Advances  from  Stockholder                                     5,000
                                                                ----------

          Total  Current  Liabilities                                7,150
                                                                ----------

STOCKHOLDERS'  DEFICIT:
     Common  stock-Voting  shares,  $.0001
     Par  value,  100,000,000  Shares  authorized
     30,000,000  shares  issued  and  outstanding                    3,000
     Accumulated  deficit                                        (   7,150)
                                                                ----------

          Total  Stockholders'  Deficit                          (   4,150)
                                                                ----------

          TOTAL  LIABILITIES  AND
          STOCKHOLDERS'  DEFICIT                                $    3,000
                                                                ==========

                     The accompanying notes are an integral
                        Part of the financial statements.
                                       F-3

                                    TVA, INC.
                             STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM INCEPTION (JUNE 18, 2002)
                              THROUGH JULY 31, 2002



REVENUE                                                         $      -0-

GENERAL  AND  ADMINISTRATIVE  EXPENSES

     Legal  Fees                                                     5,650
     Auditing  Fees                                                  1,500
                                                                ----------

                                                                $    7,150
                                                                ----------

               NET  LOSS                                        $   (7,150)
                                                                ==========
               LOSS  PER  SHARE
                    Basis                                       $  (0.0002)
                                                                ==========

               AVERAGE  NUMBER  OF  COMMON
                  SHARES  OUTSTANDING                           30,000,000
                                                                ==========

                     The accompanying notes are an integral
                        Part of the financial statements.
                                       F-4

                                    TVA, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      PERIOD FROM INCEPTION (JUNE 18, 2002)
                              THROUGH JULY 31, 2002


                                                            COMMON  STOCK
                                                     --------------------------
                                                        SHARES          AMOUNT
                                                    -----------       ----------

June  18,  2002  (inception)                                 0         $     -0-

Issuance  of  Common  Stock                         30,000,000         $   3,000
                                                    ----------         ---------

Balance  at  July  31,  2002                        30,000,000         $   3,000
                                                    ==========         =========


                                                          RETAINED  EARNINGS
                                                          ------------------
June  18,  2002  (inception)                                           $     -0-

Net  Loss                                                                  7,150
                                                                       ---------

Total  Retained  Earnings                                              $   7,150
                                                                       =========



Total  Stockholders'  Deficit                                          $   4,150
                                                                       =========


                     The accompanying notes are an integral
                        Part of the financial statements.

                                    TVA, INC.
                             STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM INCEPTION (JUNE 18, 2002)
                              THROUGH JULY 31, 2002



CASH  FLOWS  FROM  OPERATING  ACTIVITIES:

NET  INCOME                                                     $   (7,150)
                                                                ----------

ADJUSTMENTS  TO  RECONCILE  NET  INCOME  TO
NET  CASH  USED  IN  OPERATING  ACTIVITIES:

Changes  in  assets  (increase)  decrease:                             -0-

Changes  in  liabilities  increase  (decrease):
     Accrued  expenses                                               2,150
                                                                ----------

          Total  Adjustments                                         2,150
                                                                ----------

               NET  CASH  USED  IN  OPERATING
               ACTIVITIES                                       $    2,150
                                                                ----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
     Proceeds  from  issuance  of  common  stock                $    3,000
     Advances  from  stockholder                                     5,000
                                                                ----------

               NEW  PROCEEDS  FROM  FINAINCING
               ACTIVITIES                                       $    8,000
                                                                ----------

               NET  INCREASE  IN  CASH                          $    3,000
                                                                ----------

CASH  AND  CASH  EQUIVILENTS,  Beginning                               -0-
                                                                ----------

CASH  AND  CASH  EQUIVILENTS,  End                              $    3,000
                                                                ==========


                     The accompanying notes are an integral
                        Part of the financial statements.
                                       F-6

                                    TVA, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 1-   Business  Activity

          On June 18 2002 TVA, INC. was formed as a Nevada corporation for the purpose of acquiring independently owned and operated Learning Day Schools, Specialized Education Centers and Selective Academies for Advanced Teaching. The corporation issued 30,000,000 shares of common stock to three officers/directors for $3,000 cash (S0 TVA, INC. is filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.

Note 2-   Significant  Accounting  Policies

          INCOME  TAXES

          The Company accounts for income taxes utilizing Statement of Financial Accounting Standards No. 109. SFAS No. 109 requires that the company record deferred tax assets and liabilities, based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities

          Pervasiveness  of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates, Actual results could differ from those estimates.

          Cash  Equivalents

          The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

          Organization  Costs

          Organization costs are expensed as incurred in accordance with statement of Position 98-5 as issued by the American Institute of Certified Public Accountants.

                                    TVA, Inc.
                          NOTES TO FINANCIAL STATEMENTS

Note 3-   Related  Party  Transactions

          The fees for handling a private placement will amount to approximately $10,000. Half of this amount $5,000 was billed to the Company. A director of the Company advanced the Company funds totaling $5,000 to cover this expense These funds are unsecured, non-interest bearing and due upon demand.

Note 4-   Stockholders'  Equity

          The Company is authorized to issue 100,000,000 shares of common stock at S par value. On June 1 8 2002, the Company issued 30,000,000 shares of its common stock to three of its director/officers for $3,000.





                                      F-7-2